

NEWS RELEASE

PERPETUAL ENERGY INC. ANNOUNCES CLOSING OF
ASSET DISPOSITIONS

Calgary, Alberta – April 25, 2012 (TSX:PMT) - Perpetual Energy Inc. ("Perpetual" or the "Corporation") is pleased to confirm the closing of its previously announced sale of non-core oil and gas assets in southern Alberta and disposition of 90 percent of the Corporation's interest in its Warwick gas storage business ("WGSI") for total proceeds of $84.3 million, prior to any customary closing adjustments.

As part of the partial 90 percent sale of WGSI, which is being acquired by a partnership sponsored by Brookfield Asset Management (the "Acquiror"), Perpetual will have the option, exercisable within one year of closing, to buy back from the Acquiror up to a 30 percent additional ownership interest in WGSI at the same price as the initial sale plus adjustments, for a final ownership interest post any exercise of the buy-back option of up to 40 percent. In addition, Perpetual has entered into a Management Services and Operations Agreement ("MSA") pursuant to which Perpetual will continue to provide management and operational services to WGSI for an annual fee, over an initial two-year term. BMO Capital Markets acted as Perpetual's exclusive advisor for the WGSI disposition.

The proceeds of the WGSI disposition, along with those from other dispositions under Perpetual's asset disposition program announced in November 2011 have been initially applied to reduce outstanding bank debt. Current drawings on the Corporation's credit facility are approximately $15 million relative to a $140 million borrowing base which is confirmed through October 31, 2012, the next scheduled date for the customary semi-annual review by the lenders of the credit facility. This borrowing capacity will provide for the repayment of Perpetual's $75 million 6.5% convertible debentures (TSX:PMT.DB.C) on June 30, 2012.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements relating to; the potential exercise of the right to buy back an additional 30 percent of WGSI and post exercise interest therein; expected amounts drawn and available under the credit facility; intentions with respect to the repayment of the convertible debentures due June 30, 2012; and the initial term Perpetual will provide management and operational services to WGSI under the MSA Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in Perpetual's MD&A and Annual Information Form for the year ended December 31, 2011 and those *included in other reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (*www.sedar.com*) and at Perpetual's website (*www.perpetualenergyinc.com*). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.*

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E", respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com .

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400   Fax: 403 269-4444   Email: info@perpetualenergyinc.com

Susan L. Riddell Rose   President and Chief Executive Officer
Cameron R. Sebastian   Vice President, Finance and Chief Financial Officer
Claire A. Rosehill   Business and Investor Relations Analyst